UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2022.

Commission File Number: 001-38763

MILLICOM INTERNATIONAL CELLULAR S.A.

(Exact Name of Registrant as Specified in Its Charter)

2, Rue du Fort Bourbon,

L-1249 Luxembourg

Grand Duchy of Luxembourg

(Address of principal executive office)

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

MILLICOM INTERNATIONAL CELLULAR S.A.

INDEX TO FURNISHED MATERIAL

Item
______

1. Press release dated May 18, 2022

Item 1

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION DIRECTLY OR INDIRECTLY, IN WHOLE OR IN PART, IN OR INTO AUSTRALIA, CANADA, HONG KONG OR SINGAPORE OR ANY OTHER JURISDICTION WHERE SUCH RELEASE, PUBLICATION OR DISTRIBUTION WOULD BE UNLAWFUL OR WOULD REQUIRE ADDITIONAL DOCUMENTS TO BE PREPARED OR REGISTERED OR REQUIRE ANY OTHER ACTIONS TO BE TAKEN. PLEASE REFER TO “IMPORTANT INFORMATION” AT THE END OF THIS PRESS RELEASE.

Millicom announces the terms of its rights offering

Luxembourg, May 18, 2022 – The board of directors of Millicom International Cellular S.A. (“Millicom”, the “Company” or “we”) has today, making use of the authorization provided for in the Company’s articles of association, resolved on a rights offering (the “Rights Offering”) granting preferential subscription rights to existing holders of shares and Swedish Depositary Receipts (“SDRs”) to subscribe for up to 70,357,088 shares in aggregate (including in the form of SDRs) and hereby announces the terms of the Rights Offering.

Background:

On November 12, 2021, Millicom announced the acquisition of the remaining 45% equity stake in our joint venture business in Guatemala (“Tigo Guatemala”) for $2.2 billion in cash. With this transaction, we now own a 100% equity interest in Tigo Guatemala and have improved our position as a leading telecommunication service provider in Central America.

We financed the acquisition with a bridge loan provided by a group of leading international banks, in an original principal amount of $2,150 million, of which $350 million remains outstanding. We repaid approximately $1,800 million of the bridge loan with our cash on hand and the proceeds of $900 million in aggregate principal amount of 5.125% senior notes due 2032, issued on February 3, 2022, on behalf of Tigo Guatemala, as well as the net cash consideration received from the sale of our operations in Tanzania. In order to strengthen our balance sheet and repay the remaining part of the bridge loan, we are now raising approximately $746 million of new equity via the Rights Offering. We expect the net proceeds from the Rights Offering, after deducting estimated underwriting fees and offering expenses payable by us, to be up to $717 million (SEK 7,162 million).

If the net proceeds of the Rights Offering exceed the amount necessary to repay the bridge loan, we will use such remaining proceeds for general corporate purposes, which may include the repayment of debt, liabilities or other obligations. Our management will retain broad discretion in the allocation of the net proceeds of the Rights Offering used for general corporate purposes. The precise amounts and timing of our use of any such remaining net proceeds will depend upon market conditions and the availability of other funds, among other factors.

Terms of the Rights Offering:

The Rights Offering consists of an offering of shares, including in the form of SDRs.1 The SDRs will be offered, pursuant to a prospectus which is expected to be approved by the Swedish Financial Services Authority and published on May 20, 2022, to the general public in Sweden, Norway, Denmark and Finland and to eligible investors in other jurisdictions (the “Swedish Offering”), and the shares, including in the form of SDRs, will be offered in the United States pursuant to a registration statement, including a prospectus and related prospectus supplement, which is expected to be filed with the U.S. Securities and Exchange Commission (“SEC”) on May 18, 2022.

Those who are registered as holders of shares/SDRs in Millicom’s share/SDR register on May 23, 20222 will receive one subscription right for each share (“Share Right”) or SDR (“SDR Right”) held in Millicom. Ten (10) Share Rights will entitle a holder thereof to subscribe for seven (7) new shares in Millicom, and ten (10) SDR Rights will entitle a holder thereof to subscribe for seven (7) new SDRs in Millicom. To the extent that new shares/SDRs are not fully subscribed for by exercise of subscription rights, they may be allotted to share and SDR holders pursuant to an oversubscription privilege (subject to proration, if applicable) and, to the extent not fully subscribed, new SDRs may be allotted to other investors who have subscribed for SDRs without the exercise of preferential subscription rights.

The Rights Offering will, assuming full subscription, result in the issuance of 70.4 million new shares, which would increase the number of outstanding shares in Millicom (including in the form of SDRs) to 170.9 million, corresponding to a dilution effect of approximately 70% after the Rights Offering for existing share/SDR holders not participating in the Rights Offering. Such share/SDR holders may have the option to compensate themselves financially for the dilution by selling their subscription rights.

The subscription price has been set at SEK 106 per new SDR and $10.61 per new share.3 The subscription price in SEK has been determined based on the subscription price in U.S. dollars as resolved by Millicom, $10.61 per new share, using the SEK-U.S. dollar exchange rate published by the Swedish Central Bank on May 17, 2022.

The record date for participation in the Rights Offering is May 23, 2022. This means that the shares/SDRs will be traded with the entitlement to receive subscription rights up to and

1 "SDRs" refers to Swedish depository receipts (each representing one (1) Millicom share) issued pursuant to the Custodian Agreement, dated as of December 16, 2011, between Skandinaviska Enskilda Banken AB (publ) and Millicom, as amended.

2 End of day CET for SDR holders and 5:00 p.m. New York City time for shareholders.

3 The subscription price in SEK has been determined based on the subscription price in U.S. dollars as resolved by Millicom using the SEK-U.S. dollar exchange rate published by the Swedish Central Bank on May 17, 2022.

including May 19, 2022. The subscription period will run from and including May 27, 2022 up to and including June 13, 2022. Trading in Share Rights will take place on Nasdaq US4 and trading in SDR Rights will take place on Nasdaq Stockholm during the period from and including May 27, 2022, up to and including June 8, 2022.

Securities legislation applicable in certain jurisdictions may affect the possibility for certain foreign shareholders and other investors to receive subscription rights and subscribe for new SDRs and shares in the Rights Offering. Please see the section “Important information” below.

Support from current shareholders, board and management:

Several of Millicom's largest institutional shareholders have already informed Millicom of their intentions to fully subscribe for their respective pro rata shares in the Rights Offering.

Our chief executive officer has indicated that he plans to exercise his rights in full. In addition, all of our directors and all members of our executive team have indicated that they also plan to exercise their rights in full, except for one director and one member of the executive team who have indicated that they plan to partially exercise their rights. However, neither we nor our board of directors (nor any committee thereof) has made any recommendation as to whether you should exercise or transfer your rights. You should decide whether to transfer your rights, subscribe for shares/SDRs, or simply take no action with respect to your rights based on your own assessment of your best interests.

Underwriting agreement:

The Rights Offering is, subject to certain conditions, fully underwritten by an underwriting syndicate consisting of Goldman Sachs International (“Goldman Sachs”), J.P. Morgan Securities plc ("J.P. Morgan") and Nordea Bank Abp, filial i Sverige ("Nordea") as joint global coordinators and joint bookrunners (together, the "Joint Global Coordinators'') and DNB Markets, a part of DNB Bank ASA, Sweden Branch ("DNB Markets") and Morgan Stanley & Co. International plc ("Morgan Stanley") as joint bookrunners (DNB Markets and Morgan Stanley, together with the Joint Global Coordinators, the "Joint Bookrunners" or the "Underwriters'').

We have entered into an underwriting agreement pursuant to which the Underwriters have severally but not jointly agreed, on the terms and conditions set forth therein, to purchase their relevant proportion of the aggregate number of new SDRs and new Shares (with the allocation between new SDRs and new Shares to be determined by the Joint Global Coordinators following consultation with us) not subscribed for by SDR and/or shareholders or other eligible investors. The Underwriters intend to offer and sell such new SDRs and such new Shares, if any, to potential investors (the “Rump Placement”). The Rump Placement, if any, is expected to take place on or about June 17, 2022.

4 Nasdaq Stock Market's Global Select Market in the United States.

Preliminary timetable for the Rights Offering:

May 9–June 13, 2022	Temporary conversion stop between shares/SDRs
May 18, 2022	Filing of prospectus supplement with the SEC
May 19, 2022	Last trading day with an entitlement to receive subscription rights
May 20, 2022	Publication of Swedish prospectus
May 23, 2022	Record date for participation in the Rights Offering
May 27–June 8, 2022	Trading in subscription rights
May 27–June 13, 2022	Subscription period
May 27–June 22, 2022	Trading in interim SDRs
June 17, 2022	Announcement of the outcome of the Rights Offering

Important information:

This communication is not an offer to sell or the solicitation of an offer to buy any securities, and we will not offer or sell the securities referred to herein in any jurisdiction in which such offer or sale would be unlawful.

The information contained in this press release is not intended for, and must not be accessed by, or distributed or disseminated, directly or indirectly, in whole or in part, to persons resident or physically present in Australia, Canada, Hong Kong or Singapore or any other jurisdiction where such action is wholly or partially subject to legal restrictions, or would require additional prospectuses, registration or measures, or otherwise would be in conflict with the rules of such jurisdictions or could not be made without the application of exemptions in such jurisdictions. The information in the press release does not constitute an offer to acquire or subscribe for any securities in Millicom (the “Securities”) to any person in such jurisdictions. Any failure to comply with the restrictions may constitute a violation of applicable securities regulations.

The contents of this press release have been prepared by and are the sole responsibility of Millicom.

This press release does not constitute a prospectus within the meaning of Regulation (EU) 2017/1129 (as amended, the “Prospectus Regulation”) and does not constitute an offer to acquire securities. Any offer to acquire the Securities in connection with the Swedish Offering will be made, and any investor should make their investment, solely on the basis of information that will be contained in the prospectus to be made available in connection with the Swedish Offering through Millicom’s website, subject to applicable jurisdictional restrictions.

Each of Goldman Sachs International, J.P. Morgan Securities plc and Morgan Stanley & Co. International plc is authorised by the Prudential Regulatory Authority (the “PRA”) and regulated in the United Kingdom by the PRA and the Financial Conduct Authority (the “FCA”). The Joint Bookrunners are acting exclusively for Millicom and no-one else in connection with the Rights Offering, and will not regard any other person as their respective clients in relation to the Rights Offering and will not be responsible to anyone other than Millicom for providing the protections afforded to their respective clients nor for providing advice in relation to the Rights Offering or any other matters referred to in this press release.

Important Information for Readers in the United States

The rights offering referred to in this press release will be made only by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended.

Millicom has filed a registration statement (including a prospectus) with the SEC on March 1, 2022 covering, among other things, the rights offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, together with the related prospectus supplement that we will file prior to commencing any rights offering and the documents incorporated by reference in the prospectus and prospectus supplement, as well as the other documents Millicom has filed with the SEC for more complete information about Millicom and the rights offering. You may get these documents for free by visiting EDGAR on the SEC’s website at www.sec.gov. Alternatively, to request a copy of the prospectus, please contact Broadridge Corporate Issuer Solutions, Inc., Millicom’s agent for the U.S. common share rights offering, toll-free at +1 (888) 789-8409.

Important Information for Readers in the EEA

In any member state of the European Economic Area (“EEA”), other than Sweden, Norway, Denmark and Finland, this communication is only addressed to, and directed only at, “qualified investors” in that member state within the meaning of the Prospectus Regulation.

Important Information for Readers in the United Kingdom

In the United Kingdom, this communication and any other materials in relation to the Securities are for distribution only to, and are directed only at, “qualified investors” (as defined in the Prospectus Regulation as it forms part of the domestic law of the United Kingdom by virtue of the European Union (Withdrawal) Act 2018) who are (i) persons having professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (as amended, the “Order”); (ii) persons falling within Article 49(2)(a) to (d) (“high net worth companies, unincorporated associations etc.”) of the Order; or (iii) persons to whom an invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000 in connection with the issue or sale of any securities may otherwise lawfully be communicated or caused to be communicated (all such persons together being referred to as “relevant persons”).

Any investment or investment activity to which this communication relates is available only to,

and will be engaged in only with, relevant persons in the United Kingdom. In the United Kingdom, any person who is not a relevant person should not act or rely on this press release or any of its contents.

Important Information for Readers in Luxembourg

In Luxembourg this communication is only addressed to, and directed only at, “qualified investors” within the meaning of the Prospectus Regulation and the Luxembourg law on prospectuses for securities dated July 16, 2019.

Forward-Looking Statements

Statements included herein that are not historical facts, including without limitation statements concerning future strategy, plans, objectives, expectations and intentions, projected financial results, liquidity, growth and prospects, are forward-looking statements. Such forward-looking statements involve a number of risks and uncertainties and are subject to change at any time. In the event such risks or uncertainties materialize, Millicom’s results could be materially adversely affected. In particular, there is uncertainty about the spread of the COVID-19 virus and the impact it may have on Millicom's operations, the demand for Millicom's products and services, global supply chains and economic activity in general. The risks and uncertainties include, but are not limited to, the following:

•	global economic conditions and foreign exchange rate fluctuations as well as local economic conditions in the markets we serve, which can be impacted by geopolitical developments outside of our principal geographic markets, such as the armed conflict between Russia and the Ukraine and related sanctions;

•	potential disruption due to diseases, pandemics, political events, piracy or acts by terrorists, including the impact of the outbreak of the COVID-19 virus and the ongoing efforts throughout the world to contain it;

•	telecommunications usage levels, including traffic, customer growth and the accelerated transition from traditional to digital services as a result of the COVID-19 pandemic;

•	competitive forces, including pricing pressures, the ability to connect to other operators’ networks and our ability to retain market share in the face of competition from existing and new market entrants as well as industry consolidation;

•	the achievement of our operational goals, financial targets and strategic plans, including the acceleration of cash flow growth, the reduction in net leverage, the expansion of our fixed broadband network, and the implementation of a share repurchase program and environmental, social and governance standards;

•	legal or regulatory developments and changes, or changes in governmental policy, including with respect to the availability of spectrum and licenses, the level of tariffs, laws and regulations which require the provision of services to customers without charging or the ability to disconnect such services during the COVID-19 pandemic, tax matters, the terms of interconnection, customer access and international settlement arrangements;

•	our ability to grow our mobile financial services business in our Latin American markets;

•	adverse legal or regulatory disputes or proceedings;

•	the success of our business, operating and financing initiatives and strategies, including partnerships and capital expenditure plans;

•	our expectations regarding the growth in fixed broadband penetration rates and the return that our investment in broadband networks will yield;

•	the level and timing of the growth and profitability of new initiatives, start-up costs associated with entering new markets, the successful deployment of new systems and applications to support new initiatives;

•	our ability to create new organizational structures for the Tigo Money and Towers businesses and manage them independently to enhance their value;

•	relationships with key suppliers and costs of handsets and other equipment;

•	our ability to successfully pursue acquisitions, investments or merger opportunities, integrate any acquired businesses in a timely and cost-effective manner and achieve the expected benefits of such transactions;

•	the availability, terms and use of capital, the impact of regulatory and competitive developments on capital outlays, the ability to achieve cost savings and realize productivity improvements;

•	technological development and evolving industry standards, including challenges in meeting customer demand for new technology and the cost of upgrading existing infrastructure;

•	the capacity to upstream cash generated in operations through dividends, royalties, management fees and repayment of shareholder loans; and

•	other factors or trends affecting our financial condition or results of operations.

A further list and description of risks, uncertainties and other matters can be found under the heading “Risk Factors” in Item 1 of Millicom’s Report on Form 6-K, filed with the SEC on May 10, 2022, and in Millicom’s subsequent SEC filings, all of which are available at www.sec.gov. To the extent COVID-19 adversely affects Millicom's business and financial results, it may also have the effect of heightening many of the risks described in its filings.

All forward-looking statements attributable to us or any person acting on our behalf are expressly qualified in their entirety by this cautionary statement. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof. Except to the extent otherwise required by applicable law, we do not undertake any obligation to update or revise forward-looking statements, whether as a result of new information, future events or otherwise.

Information to Distributors

Solely for the purposes of the product governance requirements contained within (a) EU Directive 2014/65/EU on markets in financial instruments, as amended ("MiFID II"); (b) articles 9 and 10 of Commission Delegated Directive (EU) 2017/593 supplementing MiFID II; and (c) local implementing measures (the “EEA Product Governance Requirements”) and (d) Chapter 3 of the FCA Handbook Product Intervention and Product Governance Sourcebook and/or any equivalent requirements elsewhere to the extent determined to be applicable (the “UK Product Governance Requirements” and together with the EEA Product Governance Requirements, the "Product Governance Requirements"), and disclaiming all and any liability, whether arising in tort, contract or otherwise, which any “manufacturer” (for the purposes of the Product Governance Requirements) may otherwise have with respect thereto, the Securities have been subject to a product approval process, which has determined that such Securities are: (i) compatible with an end target market of retail clients and investors who meet the criteria of professional clients and eligible counterparties, each as defined in MiFID II or Chapter 3 of the FCA Handbook Conduct of Business Sourcebook (“COBS”), as applicable; and (ii) eligible for distribution through all permitted distribution channels (the “Target Market Assessment”). Notwithstanding the Target Market Assessment, distributors (for the purposes of the Product Governance Requirements) should note that: the price of the Securities may decline and investors could lose all or part of their investment; the Securities offer no guaranteed income and no capital protection; and an investment in the Securities is compatible only with investors who do not need a guaranteed income or capital protection, who (either alone or in conjunction with an appropriate financial or other adviser) are capable of evaluating the merits and risks of such an investment and who have sufficient resources to be able to bear any losses that may result therefrom. The Target Market Assessment is without prejudice to any contractual, legal or regulatory selling restrictions in relation to the Rights Offering. Furthermore, in connection with the Rump Placement, it is noted that, notwithstanding the Target Market Assessment, the Joint Bookrunners will only procure investors who meet the criteria of professional clients and eligible counterparties (except in relation to a public offering of new shares in the United States).

For the avoidance of doubt, the Target Market Assessment does not constitute: (a) an assessment of suitability or appropriateness for the purposes of MiFID II or Chapters 9A or 10A respectively of COBS; or (b) a recommendation to any investor or group of investors to invest in, or purchase, or take any other action whatsoever with respect to the Securities.

Each distributor is responsible for undertaking its own target market assessment in respect of the Securities and determining appropriate distribution channels.

For further information, please contact:

Press: Karim Lesina, EVP Chief External Affairs Officer Yocasta Valdez, Group Manager Digital Media & Communications press@millicom.com	Investors: Michel Morin, VP Investor Relations Sarah Inmon, Director Investor Relations investors@millicom.com

About Millicom:

Millicom (NASDAQ U.S.: TIGO, Nasdaq Stockholm: TIGO_SDB) is a leading provider of fixed and mobile telecommunications services in Latin America. Through our TIGO® and Tigo Business® brands, we provide a wide range of digital services and products, including TIGO Money for mobile financial services, TIGO Sports for local entertainment, TIGO ONEtv for pay TV, high-speed data, voice, and business-to-business solutions such as cloud and security. As of March 31, 2022, Millicom employed approximately 20,000 people and provided mobile and fiber-cable services through its digital highways to around 50 million customers, with a fiber-cable footprint of close to 13 million homes passed. Founded in 1990, Millicom International Cellular S.A. is headquartered in Luxembourg.

This information was prior to this release inside information and is information that Millicom is obliged to make public pursuant to the EU Market Abuse Regulation. This information was submitted for publication, through the agency of the contact persons set out above, at 08:00 CET on May 18, 2022.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MILLICOM INTERNATIONAL CELLULAR S.A. (Registrant)

By:	/s/ Salvador Escalón
	Name:	Salvador Escalón
	Title:	Executive Vice President, General Counsel

Date: May 18, 2022